CUSIP No. 516548203	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LANTRONIX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

516548203

(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 516548203	Page 2 of 14

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Fund X, Ltd. I.R.S. Identification No. 27-4538464
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	1,088,361(1)
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	1,088,361 (1)
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,088,361 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9)	6.23%(2)
12.	Type of Reporting Person*	PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, LLC (“Mercury Management”), the General Partner of Mercury Ventures II, Ltd. ("Mercury Ventures II"), which is the General Partner of Mercury Fund X, Ltd. ("Mercury X").

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

CUSIP No. 516548203	Page 3 of 14

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Fund XI, Ltd. I.R.S. Identification No. 80-0912589
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	126,100(1)
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	126,100 (1)
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	126,100 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9)	.72%(2)
12.	Type of Reporting Person*	PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures III, Ltd. ("Mercury Ventures III"), which is the General Partner of Mercury Fund XI, Ltd. ("Mercury XI").

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

CUSIP No. 516548203	Page 4 of 14

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Ventures II, Ltd. I.R.S. Identification No. 20-4736567
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	1,088,361(1)
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	1,088,361(1)
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,088,361(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9)	6.23%(2)
12.	Type of Reporting Person*	PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury X, which owns 1,088,361 shares of common stock (“Common Stock”) of Lantronix, Inc. (“Lantronix”).

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

CUSIP No. 516548203	Page 5 of 14

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Ventures III, Ltd. I.R.S. Identification No. 46-2489415
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	126,100(1)
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	126,100(1)
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	126,100(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9)	.72%(2)
12.	Type of Reporting Person*	PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures III, which is the General Partner of Mercury XI, which owns 126,100 shares of Common Stock of Lantronix.

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

CUSIP No. 516548203	Page 6 of 14

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Management, L.L.C. I.R.S. Identification No. 75-2796232
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	1,214,461 (1)
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	1,214,461 (1)
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,214,461 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9)	6.95%(2)
12.	Type of Reporting Person*	OO

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of (i) Mercury Ventures II, which is the General Partner of Mercury X, which owns 1,088,361 shares of Common Stock, and (ii) Mercury Ventures III, which is the General Partner of Mercury XI, which owns 126,100 shares of Common Stock.

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

CUSIP No. 516548203	Page 7 of 14

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Kevin C. Howe
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	1,214,461 (1)
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	1,214,461 (1)
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,214,461 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9)	6.95%(2)
12.	Type of Reporting Person*	IN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of (i) Mercury Ventures II, which is the General Partner of Mercury X, which owns 1,088,361 shares of Common Stock, and (ii) Mercury Ventures III, which is the General Partner of Mercury XI, which owns 126,100 shares of Common Stock.

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 516548203	Page 8 of 14

Introduction

Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, Mercury Fund X, Ltd. ("Mercury X"), Mercury Fund XI, Ltd. ("Mercury XI"), Mercury Ventures II, Ltd. ("Mercury Ventures II"), Mercury Ventures III, Ltd. ("Mercury Ventures III"), Mercury Management, L.L.C. ("Mercury Management") and Kevin C. Howe ("Mr. Howe") are making this joint filing on Schedule 13G/A.

Item 1(a).	Name of Issuer:

Lantronix, Inc., a Delaware corporation (“Lantronix”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

7535 Irvine Center Drive, Irvine, CA 92618

Item 2(a).	Name of Person Filing:

Mercury Fund X, Ltd.

Mercury Fund XI, Ltd.

Mercury Ventures II, Ltd.

Mercury Ventures III, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mercury Fund X, Ltd., Mercury Fund XI, Ltd., Mercury Ventures II, Ltd., Mercury Ventures III, Ltd., Mercury Management, LLC and Mr. Howe is 501 Park Lake Drive, McKinney, Texas 75070.

Item 2(c).	Citizenship:

Mercury X's place of organization is Texas

Mercury XI's place of organization is Texas

Mercury Ventures II's place of organization is Texas

Mercury Ventures III's place of organization is Texas

Mercury Management's place of organization is Texas

Mr. Howe is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Common stock, $0.0001 par value per share (the "Common Stock")

CUSIP No. 516548203	Page 9 of 14

Item 2(e).	CUSIP Number:

516548203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Mercury X

(a)	Amount beneficially owned:	1,088,361(1)

(b)	Percent of class:	6.23%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote	1,088,361(1)

(ii)	Shared power to vote or direct the vote	-0-

(iii)	Sole power to dispose or to direct the disposition of	1,088,361(1)

(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury X.

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

Mercury XI

(a)	Amount beneficially owned:	126,100(1)

(b)	Percent of class:	.72%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote	126,100(1)

(ii)	Shared power to vote or direct the vote	-0-

(iii)	Sole power to dispose or to direct the disposition of	126,100(1)

(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures III, which is the General Partner of Mercury XI.

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

CUSIP No. 516548203	Page 10 of 14

Mercury Ventures II

(a)	Amount beneficially owned:	1,088,361 (1)

(b)	Percent of class:	6.23%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote	1,088,361 (1)

(ii)	Shared power to vote or direct the vote	-0-

(iii)	Sole power to dispose or to direct the disposition of	1,088,361 (1)

(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury X, which owns 1,088,361 shares of Common Stock.

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

Mercury Ventures III

(a)	Amount beneficially owned:	126,100 (1)

(b)	Percent of class:	.72%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote	126,100 (1)

(ii)	Shared power to vote or direct the vote	-0-

(iii)	Sole power to dispose or to direct the disposition of	126,100 (1)

(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures III, which is the General Partner of Mercury XI, which owns 126,100 shares of Common Stock.

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

Mercury Management

(a)	Amount beneficially owned:	1,214,461 (1)

(b)	Percent of class:	6.95%(2)

(c)	Number of shares as to which the person has:

CUSIP No. 516548203	Page 11 of 14

(i)	Sole power to vote or direct the vote	1,214,461 (1)

(ii)	Shared power to vote or direct the vote	-0-

(iii)	Sole power to dispose or to direct the disposition of	1,214,461 (1)

(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of (i) Mercury Ventures II, which is the General Partner of Mercury X, which owns 1,088,361 shares of Common Stock, and (ii) Mercury Ventures III, which is the General Partner of Mercury XI, which owns 126,100 shares of Common Stock.

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

Mr. Howe

(a)	Amount beneficially owned:	1,214,461 (1)

(b)	Percent of class:	6.95%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote	1,214,461 (1)

(ii)	Shared power to vote or direct the vote	-0-

(iii)	Sole power to dispose or to direct the disposition of	1,214,461 (1)

(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of (i) Mercury Ventures II, which is the General Partner of Mercury X, which owns 1,088,361 shares of Common Stock, and (ii) Mercury Ventures III, which is the General Partner of Mercury XI, which owns 126,100 shares of Common Stock.

(2)	Assumes a total of 17,469,935 shares of Common Stock outstanding based on the Lantronix Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 filed on January 27, 2017.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

CUSIP No. 516548203	Page 12 of 14

Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c):

Mercury Fund X, Ltd.

Mercury Fund XI, Ltd.

Mercury Ventures II, Ltd.

Mercury Ventures III, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 516548203	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2017	MERCURY FUND X, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 31, 2017	MERCURY FUND XI, LTD.

	By:	MERCURY VENTURES III, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 31, 2017	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
	Name:	Kevin C. Howe
	Title:	Manager

January 31, 2017	MERCURY VENTURES III, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
	Name:	Kevin C. Howe
	Title:	Manager

CUSIP No. 516548203	Page 14 of 14

January 31, 2017	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe
Name: Kevin C. Howe
Title: Manager

January 31, 2017	/s/ Kevin C. Howe
Kevin C. Howe

EXHIBIT A

JOINT FILING AGREEMENT

SCHEDULE 13G/A

JOINT FILING AGREEMENT

This Agreement is dated as of January 31, 2017 by and among Mercury Fund X, Ltd., ("Mercury X"), Mercury Fund XI, Ltd., ("Mercury XI"), Mercury Ventures II, Ltd. ("Mercury Ventures II"), Mercury Ventures III, Ltd. ("Mercury Ventures III"), Mercury Management, L.L.C. ("Mercury Management") and Kevin C. Howe ("Mr. Howe").

WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under Section 13d(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.

NOW, THEREFORE, the undersigned do hereby agree as follows:

1.          The Schedule 13G/A (the "Schedule 13G/A") with respect to Lantronix, Inc., a Delaware corporation, to which this Agreement is attached as Exhibit A is filed on behalf of Mercury X, Mercury XI, Mercury Ventures II, Mercury Ventures III, Mercury Management and Mr. Howe. Mercury X, Mercury XI, Mercury Ventures II, Mercury Ventures III and Mercury Management hereby authorize Mr. Howe to file the Schedule 13G/A on their behalf.

2.          Each of Mercury X, Mercury XI, Mercury Ventures II, Mercury Ventures III, Mercury Management and Mr. Howe is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

MERCURY FUND X, LTD.

By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

MERCURY FUND XI, LTD.

By:	MERCURY VENTURES III, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

MERCURY VENTURES II, LTD.

By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
	Name:	Kevin C. Howe
	Title:	Manager

MERCURY VENTURES III, LTD.

By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
	Name:	Kevin C. Howe
	Title:	Manager

MERCURY MANAGEMENT, L.L.C.

By:	/s/ Kevin C. Howe
Name:	Kevin C. Howe
Title:	Manager

/s/ Kevin C. Howe
Name: Kevin C. Howe